Mail Stop 3561
                                                                 July 26, 2019


    Paul Kim
    Chief Operating Officer
    Blockchain Industries, Inc.
    1632 First Ave.
    New York, NY 10028

            Re:     Blockchain Industries, Inc.
                    Amendment No. 1 to Form 10-K for Fiscal Year Ended April 30, 2018
                    Filed June 24, 2019
                    File No. 0-51126

    Dear Mr. Kim:

            We issued comments to you on the above captioned filing on July 11, 2019. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by August 9, 2019.

            If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

          Please contact Yolanda Guobadia at (202) 551-3562 or the undersigned at (202) 551-
    3344 with any questions.


                                                                 Sincerely,

                                                                 /s/ William H.
Thompson

                                                                 William H.
Thompson
                                                                 Accounting
Branch Chief
                                                                 Office of
Consumer Products